                                                            Exhibit No. EX-99.d.2

                                                            The Barrett Funds

                                                           Expense Limitation
                                                                 Agreement

AGREEMENT made the ___ day of September 2008, between The Barrett Funds, a Delaware statutory trust (the “Trust”), on behalf of the Barrett Growth Fund series of the Trust (the “Fund”) and Barrett Associates, Inc, a New York corporation (the “Advisor”).

     WHEREAS, the Advisor has entered into an Investment Management Agreement with the Trust, originally dated March 7, 2001 pursuant to which the Advisor provides investment advisory and management services to the Fund, and for which it is compensated based on the average daily net assets of the Fund; and

     WHEREAS, the Trust and the Advisor have determined that it is appropriate and in the best interests of the Fund and its shareholders to limit the total expenses of the Fund in an amount not to exceed 1.25% of the Fund’s average daily net assets (exclusive of extraordinary expenses such as litigation and merger or reorganization costs).

NOW, THEREFORE, the parties hereto agree as follows:

1. Fee Waiver and Expense Payments by the Advisor. The Advisor agrees to waive or reduce all or a portion of its management fee for the Fund and, if necessary, to bear certain other expenses associated with operating the Fund, to the extent necessary to limit the annualized expenses of the Fund (exclusive of extraordinary expenses such as litigation and merger or reorganization costs) to the rate of 1.25% of the Fund’s average daily net assets. Notwithstanding the foregoing, the Advisor shall not bear expenses to the extent that doing so would result in income to the Fund that would cause the Fund to lose its regulated investment company status under the Internal Revenue Code of 1986, as amended.

2. Duty of Fund to Reimburse. Subject to approval by the Trust’s Board of Trustees, the Fund agrees to reimburse the Advisor on a monthly basis such waived fees and expenses borne pursuant to paragraph 1 together (“Deferred Amounts”), in later periods provided, however, that the Fund may not reimburse any such Deferred Amount more than three years after the end of the fiscal year in which the Deferred Amount was waived or borne and will only pay such Deferred Amounts to the extent that the Fund’s annual operating expenses plus the Deferred Amount being reimbursed do not exceed the expense cap amount for the Fund as listed in paragraph 1.

3. Assignment. No assignment of this Agreement shall be made by the Advisor without the prior consent of the Trust.

4. Duration and Termination. This Agreement shall be effective as to the Fund for the period of November 1, 2008 through October 31, 2009 and shall continue in effect for a one year period thereafter provided each such continuance is specifically approved by the Advisor and is approved on behalf of the Fund by a majority of the Trustees of the Trust who (i) are not “interested persons” of the Trust or any other party to this Agreement, as defined in the Investment Company Act of 1940, as amended, and (ii) have no direct or indirect financial interest in the operation of this Agreement.

     IN WITNESS WHEREOF, the parties hereto have executed this Agreement as of the date first above written.

The Barrett Funds By: _______________ Name: Paula Elliot Title: Secretary/Treasurer	Barrett Associates, Inc. By: ________________ Name: Peter H. Shriver Title: President

# 833217 v. 1